Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283672

PROSPECTUS ADDENDUM1 (to Amendment No. 1 dated May 14, 2019 to Prospectus Supplement dated

November 8, 2018 and Prospectus dated February 6, 2025)

UBS AG

UBS AG ETRACS 2xMonthly Pay Leveraged US Small Cap High Dividend ETN Series B due November 10, 2048

This prospectus addendum relates to the ETRACS 2xMonthly Pay Leveraged US Small Cap High Dividend ETN Series B due November 10, 2048 (the “ETRACS”) previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series B”. This prospectus addendum and Amendment No. 1 dated May 14, 2019 to the Prospectus Supplement dated November 8, 2018 (the “original prospectus supplement”) will be used by UBS AG in connection with the continuous offering of outstanding series of previously issued ETRACS. The ETRACS were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your series of ETRACS, UBS AG prepared a prospectus supplement that was attached to a “base” prospectus, which has been replaced from time to time.

UBS AG has prepared a new base prospectus dated February 6, 2025. This new base prospectus replaces the prior base prospectus. Because the terms of your ETRACS otherwise have remained the same, UBS AG is continuing to use the original prospectus supplement. As a result, you should read the original prospectus supplement for your ETRACS, which gives the specific terms of your ETRACS, together with the base prospectus dated February 6, 2025. When you read these documents, please note that all references in the original prospectus supplement to the base prospectus dated as of a date prior to February 6, 2025, or to any sections of the prior base prospectus, should refer instead to the base prospectus dated February 6, 2025, or to the corresponding section of that base prospectus. In addition, please note that instead of using the website links in the original prospectus supplement to the base prospectus dated as of a date prior to February 6, 2025, you should use the following website link to access the base prospectus dated February 6, 2025: https://www.sec.gov/Archives/edgar/data/1114446/000119312525021845/d936490d424b3.htm

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This prospectus addendum is being filed for the purpose of (i) identifying the new base prospectus dated February 6, 2025 and (ii) updating the Financing Rate due to LIBOR’s discontinuation and the transition to SOFR.

In addition, please disregard the table of contents for the base prospectus dated as of a date prior to February 6, 2025 that is provided in the original prospectus supplement. A table of contents for the new base prospectus is provided on page i of the February 6, 2025 base prospectus.

FINANCING RATE TRANSITION TO SECURED OVERNIGHT FINANCING RATE (“SOFR”)

In March 2021, the United Kingdom’s Financial Conduct Authority and ICE Benchmark Administration announced that following June 30, 2023, three-month U.S. dollar LIBOR will no longer be published or will be published on a non-representative basis.

Pursuant to the Adjustable Interest Rate (LIBOR) Act of 2021 (the “LIBOR Act”) and the final rules promulgated by the U.S. Board of Governors of the Federal Reserve System (the “Federal Reserve”) thereunder, for any determination of a Financing Rate (as defined in the original prospectus supplement) on or after July 3, 2023, the three-month U.S. Dollar LIBOR rate will be replaced with the three-month CME Term SOFR rate published on the day that is two U.S. Government Securities Business Days prior to the immediately preceding Monthly Valuation Date (as defined in the original prospectus supplement) plus a 0.2616% adjustment (the “SOFR-Based Benchmark Replacement”), which is published on Chicago Mercantile Exchange (“CME”)’s website and will be published on U.S. Governing Securities Business Days, as described in more detail below.

That is, the Financing Rate will equal the sum of (a) 0.80% and (b) the three-month CME Term SOFR rate plus a 0.2616% adjustment, on the day that is two U.S. Government Securities Business Days prior to the immediately preceding Monthly Valuation Date.

“CME Term SOFR” means the CME Term SOFR Reference Rates published for one-, three-, six-, and 12- month tenors as administered by CME Group Benchmark Administration, Ltd. (or any successor administrator thereof).

“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Information About the Secured Overnight Financing Rate

CME Term SOFR is a forward-looking interest rate estimate, calculated and published by CME. All disclosures contained herein regarding the secured overnight financing rate, including, without limitation, its make-up and method of calculation, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by the Federal Reserve Bank of New York (the “New York Fed”). The secured overnight financing rate is published by the New York Fed, but the New York Fed has no obligation to continue to publish, and may discontinue publication of, the secured overnight financing rate. Neither UBS nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of the secured overnight financing rate or any successor or replacement rate. Information from outside sources including, but not limited to any website referenced in this section, is not incorporated by reference in, and should not be considered part of, this document or any document incorporated herein by reference. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the secured overnight financing rate. The secured overnight financing rate is published by the New York Fed and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The New York Fed reports that secured overnight financing rate includes all trades in the “Broad General Collateral Rate” (as defined on the New York Fed’s website), plus bilateral Treasury repurchase agreement transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of the Depository Trust and Clearing Corporation (“DTCC”). The secured overnight financing rate is filtered by the New York Fed to remove a portion of the foregoing transactions considered to be “Specials”, which are repurchases for specific-issue collateral, which take place at cash-lending rates below those for general collateral repurchases because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security. The New York Fed reports that the secured overnight financing rate is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon (“BNYM”) as well as General Collateral Finance repurchase agreement transaction data and data on bilateral Treasury repurchase transactions cleared through the FICC’s delivery-versus-payment service. The New York Fed notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. The New York Fed notes on its publication page for the secured overnight financing rate that use of the secured overnight financing rate is subject to important limitations and disclaimers, including that the New York Fed may alter the methods of calculation, publication schedule, rate revision practices or availability of the secured overnight financing rate at any time without notice. The secured overnight financing rate is published at approximately 8:00 a.m. (New York time) on each U.S. Government Securities Business Day for trades made on the immediately preceding U.S. Government Securities Business Day. If the New York Fed discovers errors in the transaction data provided by either BNYM or DTCC, or in the calculation process, subsequent to the rate publication but on that same day, the secured overnight financing rate and accompanying summary statistics may be republished at approximately 2:30 p.m. (New York time). Similarly, if transaction data from BNYM or DTCC had previously not been available in time for publication, but became available later in the day, the secured overnight financing rate may be republished at approximately 2:30 p.m. (New York time). Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point (0.01%), though the New York Fed will review this revision threshold periodically and could modify it after any such review. The description of the secured overnight financing rate herein does not purport to be exhaustive. Because the secured overnight financing rate is published by the New York Fed based on data received from other sources, neither UBS nor any of our affiliates has any control over its determination, calculation or publication. There can be no guarantee that the secured overnight financing rate will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the securities. If the manner in which the secured overnight financing rate is calculated is changed, that change may result in an increase in the Financing Rate on the securities. The New York Fed began publishing the secured overnight financing rate in April 2018. The New York Fed has also published historical indicative secured overnight financing rates going back to August 2014. Investors should not rely on any historical changes or trends in the secured overnight financing rate as an indicator of future changes in the secured overnight financing rate. In addition, if the secured overnight financing rate does not become widely used as a benchmark in securities that are similar or comparable to the securities, the trading price of the securities may be lower than those of other securities that are linked to rates that are more widely used. Similarly, market terms for exchange traded notes with financing rates linked to the secured overnight financing rate may evolve over time, and trading prices of the securities may be lower than those of later-issued secured overnight financing rate-linked exchange traded notes as a result. Investors in the securities may not be able to sell the securities at all or may not be able to sell the securities at prices comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk. The New York Fed does not sanction or endorse any particular republication, and has no liability for UBS’ use of the secured overnight financing rate rates. For a more complete discussion of the secured overnight financing rate, see the website of the New York Fed, currently at newyorkfed.org, or any successor source.

ADDITIONAL RISK FACTORS RELATING TO SOFR

An investment in the securities involves significant risks. Additional risks that apply to an investment in the securities are summarized below. Refer also to “Considerations Relating to Floating Rate Debt Securities” and “Certain Risks Related to SOFR” in the base prospectus. You should not purchase the securities unless you understand and can bear the risks of investing in the securities.

Other SOFR-based rates may not be the economic equivalent of CME Term SOFR Rates.

Pursuant to the LIBOR Act and the final rules promulgated by the Federal Reserve thereunder, the SOFR-Based Benchmark Replacement will be the replacement rate for three-month U.S. Dollar LIBOR for purposes of Financing Rate determinations. The Financing Rate, which is a component of the Accrued Financing Fee, is calculated based on three-month U.S. Dollar LIBOR and will vary during the term of the securities, and, for any determination on or after July 3, 2023, will be based on the SOFR-Based Benchmark Replacement.

In July 2021, the Alternative Reference Rates Committee (the “ARRC”) formally recommended the use of the CME Group’s computation of forward-looking SOFR term rates (“CME Term SOFR Rates”), which are based on market expectations implied from transactions in the derivatives markets. However, the ARRC has since issued guidance recommending that any use of CME Term SOFR Rates in the derivatives market be limited to end-user facing derivatives intended to hedge cash products that reference that CME Term SOFR Rate. Because the ARRC has recommended against the widespread use of the CME Term SOFR Rates (including the use of the CME Term SOFR Rates in newly issued debt securities), an established trading market may never develop or may not be very liquid. Investors in the securities may not be able to sell the securities at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk. In addition, any potential inconsistencies between the adoption of the SOFR-Based Benchmark Replacement across the derivatives and loan markets resulting from the ARRC’s guidance may impact any hedging or other financial arrangements which you may put in place in connection with any acquisition, holding or disposal of the securities.

The SOFR-Based Benchmark Replacement will be affected by a number of factors and may be volatile.

CME Term SOFR Rates may not be the economic equivalent to other SOFR-based rates. For example, historically compounded SOFR, another possible available benchmark replacement, is the compounded average of the daily SOFR calculated in arrears, while three-month CME Term SOFR is a forward-looking rate with a tenor of three months. Many factors may affect CME Term SOFR Rates, which in turn could negatively impact the Financing Rate for the securities. Factors that could impact CME Term SOFR Rates and increase volatility include, but are not limited to:

•	supply and demand for overnight U.S. Treasury repurchase agreements;

•	volume of executed transactions and executable bids and offers in SOFR futures traded on the CME Designated Contract Market;

•	sentiment regarding underlying strength in the U.S. and global economies;

•	expectations regarding the level of price inflation;

•	sentiment regarding credit quality in the U.S. and global credit markets;

•	central bank policy regarding interest rates;

•	inflation and expectations concerning inflation;

•	performance of capital markets; and

•	any statements from public government officials regarding the cessation of the CME Term SOFR.

These and other factors may have a negative impact on the Financing Rate for the securities and may adversely affect your return on the securities. Additionally, these factors may cause volatility in, and negatively impact, the value of the securities in the secondary market.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO U.K. RETAIL INVESTORS The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“U.K.”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “U.K. PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the U.K. has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the U.K. may be unlawful under the U.K. PRIIPs Regulation.

In the U.K., this prospectus addendum is for distribution only to and is directed only at: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). In the U.K., the securities and any investment or investment activity to which this prospectus addendum relates (including any invitation, offer or agreement to subscribe, purchase or otherwise acquire the securities) will be available only to, and will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this prospectus addendum or any of its contents.

UBS AG, UBS Securities LLC or any affiliate of UBS AG may use this prospectus addendum, together with the original prospectus supplement and the new base prospectus, in connection with offers and sales of the ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank

Prospectus Addendum dated February 6, 2025